Exhibit 99.1

KNIGHT-SWIFT TRANSPORTATION AGREES TO ACQUIRE U.S. XPRESS ENTERPRISES FOR $6.15 PER SHARE

PHOENIX, ARIZONA and CHATTANOOGA, TENNESSEE – March 21, 2023 – Knight-Swift Transportation Holdings Inc. (NYSE: KNX) ("Knight-Swift") and U.S. Xpress Enterprises, Inc. (NYSE: USX) ("U.S. Xpress") today announced an agreement under which Knight-Swift will acquire U.S. Xpress for a total enterprise value of approximately $808 million, excluding transaction costs. The transaction has been unanimously approved by the Board of Directors of Knight-Swift and a Special Committee of the independent directors of the U.S. Xpress Board of Directors (“Special Committee”). It is expected to close late in the second quarter or early third quarter of 2023, subject to customary closing conditions.

Highlights

•	Knight-Swift revenue base to grow by nearly 30%; Knight-Swift management targets high-80s adjusted operating ratio(1) and mid-teens return on invested capital(1) for U.S. Xpress by calendar 2026
•	U.S. Xpress stockholders to receive 310% premium over U.S. Xpress’ closing stock price on March 20, 2023; U.S. Xpress Special Committee determined compelling cash consideration maximizes value for U.S. Xpress stockholders
•	U.S. Xpress brand and separate operations to continue
•	Knight-Swift growth and diversification strategy remains intact, with low leverage and strong cash flows to support ongoing national LTL build-out and full range of capital allocation alternatives

Knight-Swift CEO, Dave Jackson, commented, “The opportunity to add one of the largest and most well-known brands in our industry, with significant opportunity to improve earnings, gain customers and reach more professional drivers, was very compelling to us. We expect to apply the same playbook that proved successful in the Knight-Swift merger as we share best practices, improve operations and work together to help U.S. Xpress become the best that it can be. Although it will take time, particularly given the current freight environment, we would not have pursued the transaction unless we were confident in achieving our return thresholds within a few years. Beyond that, we will continue to work with the U.S Xpress team in pursuit of the performance levels of our other truckload businesses over the next several years, so the opportunity for our stockholders is substantial. Moreover, this transaction will not slow down the geographic expansion of our LTL network or our other growth initiatives, as our financial and other resources remain significant.”

U.S. Xpress CEO, Eric Fuller, said: “We are very pleased to deliver to our stockholders the opportunity for near-term liquidity at a significant premium. Additionally, joining the Knight-Swift team is an exciting opportunity for our people, our customers, and the Chattanooga and other communities we call home. The increased scale, operating expertise and resources of the combined entity will allow U.S. Xpress to pursue new levels of service and efficiency. We’re delighted that U.S. Xpress will continue to operate as an independent brand and will do so with the support and partnership of one of North America’s strongest transportation companies.”

John Rickel, Lead Independent Director and Chair of the U.S. Xpress Special Committee, said: “The Special Committee evaluated the transaction against the company’s standalone prospects and current macroeconomic environment and unanimously determined that the compelling and certain cash consideration is in the best interest of all U.S. Xpress stakeholders and maximizes value for its stockholders. Knight-Swift is a proven operator with a strong track record in the industry, and we are confident this transaction is the best path forward for U.S. Xpress.”

Strategic Rationale and Financial Goals

A slide presentation containing additional information about the transaction and goals has been posted to Knight-Swift’s investor relations site at investor.knight-swift.com.

Based on 2022 results, U.S. Xpress is expected to add approximately $2.2 billion in total operating revenue (including $1.8 billion in truckload revenue), 7,200 tractors, and 14,400 trailers to Knight-Swift’s consolidated enterprise. After the transaction, Knight-Swift’s consolidated revenue run-rate is expected to approach $10 billion, while the truckload fleet will have approximately 25,000 tractors and 93,000 trailers.

For 2022, U.S. Xpress total revenue comprised approximately 36% dedicated truckload, 34% U.S. Xpress Inc. irregular route truckload, 14% Total Transportation of Mississippi irregular route truckload, and 16% brokerage. Portions of the U.S. Xpress business are performing reasonably well, such as the Total Transportation subsidiary, while the most underperforming irregular route business unit matches up well with Knight-Swift’s strengths.

The transaction is expected to be accretive to Knight-Swift’s adjusted earnings per share(1) starting in 2024. Knight-Swift is targeting a high-80s adjusted operating ratio(1) by calendar 2026, producing a mid-teens return on invested capital(1) for the consolidated U.S. Xpress business unit. Further, management expects the U.S. Xpress truckload business to perform similarly to Knight-Swift’s other truckload business units over time based on Knight-Swift’s historical execution and success with acquisitions.

Knight-Swift operates one of the largest asset-based truckload fleets in North America while delivering leading profitability. The truckload business generates most of the capital Knight-Swift deploys for growth, diversification, and returning capital to shareholders, such as the $1.5 billion invested in acquisitions in the less-than-truckload sector and $733 million spent on share buybacks and dividends over the past three years. For perspective, in 2013, the year before the acquisition of Barr-Nunn, Knight Transportation’s truckload segment generated $822 million in revenue and $106 million in GAAP operating income (12.9% operating margin). By 2022, through internal growth and several acquisitions, Knight-Swift’s consolidated truckload segment generated $4.5 billion in revenue and $747 million in GAAP operating income (16.5% operating margin).

Transaction Terms

In the transaction, U.S. Xpress stockholders will receive $6.15 per share in cash for each outstanding share of U.S. Xpress Class A and Class B common stock, except Max Fuller, Executive Chairman of U.S. Xpress, and Eric Fuller and related entities (collectively, the “Fullers”) will rollover a portion of their shares of U.S. Xpress into an approximately 10% interest in a new Knight-Swift subsidiary formed to hold the U.S. Xpress business post-closing. The rollover interests will be subject to optional and mandatory redemption provisions based on the future performance of the U.S. Xpress business post-closing. As minority owners in the future U.S. Xpress, the Fullers will have a continuing economic interest and be fully aligned with Knight-Swift in ensuring that U.S. Xpress is best positioned for success, including by fostering ongoing relationships with key customers and vendors, and maintaining other important business relationships. Additionally, the Fullers have agreed to certain restrictive covenants.

The total enterprise value of $808 million for U.S. Xpress represents Knight-Swift assuming U.S. Xpress’ $484 million of outstanding debt and finance leases and purchasing its outstanding equity for $324 million, or $6.15 per share, and excludes its $336 million of operating lease liabilities for the purposes of this calculation (debt and lease balances as of December 31, 2022). As of December 31, 2022, U.S. Xpress had approximately $96 million in outstanding borrowings under its secured revolving credit facility and $388 million in other long-term debt and finance leases. Knight-Swift expects to repay and terminate the U.S. Xpress secured revolving credit facility at closing while seeking to retain in place U.S. Xpress’ existing primarily fixed-rate equipment and real estate financing arrangements. Knight-Swift had approximately $1.3 billion unrestricted cash and available liquidity on December 31, 2022, a portion of which will fund the transaction.

Transition Plan

After the closing of the transaction, U.S. Xpress will continue as a separate brand and operation to minimize disruptions for the driving associates, shop and office employees, and customers. At the same time, cross-functional teams made up of leaders from Knight, Swift, and U.S. Xpress will work together to leverage economies of scale, freight network efficiencies, and best practices.

Through closing, U.S. Xpress will continue to be led by its current senior management. At closing, the Fullers along with Eric Peterson, CFO, will transition out of their executive officer roles while remaining available to ensure a smooth transition. Tim Harrington and Josh Smith, both executives at Swift and members of the teams that helped achieve significant margin improvement following the Knight-Swift merger, will join U.S. Xpress as President and CFO, respectively. Tim and Josh will be supported by Knight-Swift’s deep bench of subject matter experts, and their prior transition experience is expected to make them excellent partners for working with the U.S. Xpress team.

Mr. Jackson commented: “The Fuller family, along with their co-founders, the Quinns, built one of the largest and fastest growing truckload carriers in the country, which is a significant accomplishment in such a fiercely competitive industry. We’re honored to lead the next phase of U.S. Xpress’ development, and we are pleased that the Fullers are willing to link a portion of their economic outcome to ours to mitigate the transition risk and will be aligned with us in ensuring that U.S. Xpress becomes the best it can be.”

Approvals and Expected Timing

The transaction is not conditioned on financing and is subject to regulatory and other customary conditions, including approval of holders of a majority of the voting power of the outstanding shares of U.S. Xpress Class A and Class B Common Stock voting together, approval of holders of a majority of the outstanding shares of each class of U.S. Xpress common stock, voting separately, and approval of holders of a majority of all outstanding U.S. Xpress’ shares not held by the Fullers, the officers and directors of U.S. Xpress, or Knight-Swift (a “majority-of-the minority approval”).

The Fullers, which together hold approximately 29% of the outstanding shares of U.S. Xpress common stock representing approximately 58% of the U.S. Xpress voting power, have delivered to the members of the U.S. Xpress Special Committee an irrevocable proxy to vote their shares in favor of the transaction. Upon completion of the transaction, which is expected late in the second quarter or early third quarter of 2023, U.S. Xpress will de-list from the New York Stock Exchange.

Advisors

Scudder Law Firm, P.C., L.L.O. of Lincoln, Nebraska served as Knight-Swift’s transaction and legal advisor, and Fried, Frank, Harris, Shriver & Jacobson LLP served as its legal advisor in connection with the transaction. J.P. Morgan Securities LLC served as exclusive financial advisor to the Special Committee of independent directors of the U.S. Xpress board of directors, and King & Spalding LLP served as its legal advisor. Holland & Hart LLP served as legal advisor to the Fuller family.

About U.S. Xpress

U.S. Xpress is based in Chattanooga, Tennessee and generated approximately $2.2 billion in total operating revenue in 2022 while serving its blue-chip customer base through a network of approximately 14 facilities, primarily located across the eastern United States. U.S. Xpress’ fleet includes approximately 7,200 tractors and 14,400 trailers, including tractors provided by approximately 1,000 independent contractors. The company’s highly skilled workforce includes approximately 7,900 drivers (including independent contractors), 300 maintenance technicians, and 2,200 non-driver employees.

About Knight-Swift

Knight-Swift Transportation Holdings Inc. is one of North America's largest and most diversified freight transportation companies, providing multiple truckload transportation, less-than-truckload, logistics, and business services to the shipping and transportation sectors. Knight-Swift uses a nationwide network of business units and terminals in the United States and Mexico to serve customers throughout North America. In addition to operating the country's largest tractor fleet, Knight-Swift also contracts with third-party equipment providers to provide a broad range of services to its customers while creating quality driving jobs for driving associates and successful business opportunities for independent contractors.

Contacts

For Knight-Swift:

David Jackson, President and CEO, Adam Miller, CFO, or Brad Stewart, Investor Relations

(602) 606-6349

For U.S. Xpress:

Investor Contact: Matt Garvie, Vice President, Investor Relations, (423)-633-7153,
mgarvie@usxpress.com

Additional Information about the Transaction and Where to Find It

This communication is being made in respect of the proposed acquisition by Knight-Swift of U.S. Xpress. A meeting of the stockholders of U.S. Xpress will be held to seek stockholder approval in connection with the proposed acquisition. U.S. Xpress will file with the Securities and Exchange Commission (“SEC”) a proxy statement and other relevant documents in connection with the proposed transaction. The definitive proxy statement will be sent or given to the stockholders of U.S. Xpress and will contain important information about the proposed transaction and related matters. INVESTORS AND STOCKHOLDERS OF U.S. XPRESS SHOULD READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT U.S. XPRESS, KNIGHT-SWIFT, AND THE TRANSACTION. Investors may obtain a free copy of these materials (when they are available) and other documents filed by U.S. Xpress with the SEC at the SEC’s website at www.sec.gov, at U.S. Xpress’s website at www.usxpress.com or by sending a written request to the U.S. Xpress’s Secretary at 4080 Jenkins Road, Chattanooga, Tennessee 37421.

Participants in the Solicitation

U.S. Xpress and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of U.S. Xpress’s stockholders in connection with the transaction will be set forth in U.S. Xpress’s definitive proxy statement for its stockholder meeting. Additional information regarding these individuals and any direct or indirect interests they may have in the transaction will be set forth in the definitive proxy statement when it is filed with the SEC in connection with the transaction.

Forward Looking Statements

This communication contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 that provides a safe harbor for forward-looking statements, including statements relating to the completion of the transaction, all statements that do not relate solely to historical or current facts, and expectations, intentions or strategies regarding the future. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “ongoing,” “goal,” “can,” “seek,” “designed,” “likely,” “foresee,” “forecast,” “project,” “hope,” “strategy,” “objective,” “mission,” “continue,” “outlook,” “potential,” “feel,” and similar expressions. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Statements in this announcement that are forward looking may include, but are not limited to, statements regarding the benefits of the proposed transaction with U.S. Xpress and the associated integration plans, expected synergies and revenue opportunities, expected branding, anticipated future operating performance and results of Knight-Swift, including statements regarding anticipated earnings, margins, and cash flows, anticipated future liquidity, anticipated availability of future resources, financial or otherwise, anticipated growth opportunities, anticipated fleet size, the availability of the transaction consideration, the expected management and governance of U.S. Xpress following the transaction and the expected timing of the closing of the proposed transaction and other transactions contemplated by the proposed transaction. By their nature, all forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that are difficult to predict and/or quantify. Such risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstance that could give rise to the right of Knight-Swift or U.S. Xpress or both of them to terminate the proposed transaction, including circumstances requiring U.S. Xpress to pay Knight-Swift a termination fee pursuant to the transaction agreement; the failure to obtain applicable regulatory or U.S. Xpress stockholder approval in a timely manner or otherwise; the risk that the transaction may not close in the anticipated timeframe or at all due to one or more of the other closing conditions to the transaction not being satisfied or waived; the risk that there may be unexpected costs, charges or expenses resulting from the proposed transaction; risks related to the ability of Knight-Swift and U.S. Xpress to successfully integrate the businesses and achieve the expected synergies and operating efficiencies within the expected timeframes or at all and the possibility that such integration may be more difficult, time consuming or costly than expected; risks that the proposed transaction disrupts Knight-Swift’s or U.S. Xpress’ current plans and operations; the risk that certain restrictions during the pendency of the proposed transaction may impact Knight-Swift’s or U.S. Xpress’ ability to pursue certain business opportunities or strategic transactions; risks related to disruption of each company’s management’s time and attention from ongoing business operations due to the proposed transaction; continued and sufficient availability of capital and financing; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Knight-Swift’s and/or U.S. Xpress’ common stock or operating results; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Knight-Swift and U.S. Xpress to retain and hire key personnel, to retain customers and to maintain relationships with each of their respective business partners, suppliers and customers and on their respective operating results and businesses generally; the risk of litigation that could be instituted against the parties to the agreement or their respective directors, affiliated persons or officers and/or regulatory actions related to the proposed transaction, including the effects of any outcomes related thereto; risks related to changes in accounting standards or tax rates, laws or regulations; risks related to unpredictable and severe or catastrophic events, including but not limited to acts of terrorism, war or hostilities (including effects of the conflict in Ukraine), cyber-attacks, or the impact of the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on Knight-Swift’s or U.S. Xpress’ business, financial condition and results of operations, as well as the response thereto by each company; and other business effects, including the effects of industry, market, economic (including the effect of inflation), political or regulatory conditions. Also, Knight-Swift’s and U.S. Xpress’ actual results may differ materially from those contemplated by the forward-looking statements for a number of additional reasons as described in Knight-Swift’s and U.S. Xpress’ respective SEC filings, including those set forth in the Risk Factors section and under any “Forward-Looking Statements” or similar heading in Knight-Swift’s or U.S. Xpress’ respective most recently filed Annual Report on Form 10-K for the year ended December 31, 2022 and Knight-Swift’s and U.S. Xpress’ Current Reports on Form 8-K.

You are cautioned not to place undue reliance on Knight-Swift’s or U.S. Xpress’ forward-looking statements. Knight-Swift’s or U.S. Xpress’ respective forward-looking statements are and will be based upon each company’s management’s then-current views and assumptions regarding Knight-Swift’s proposed transaction with U.S. Xpress, future events and operating performance, and are applicable only as of the dates of such statements. Neither Knight-Swift nor U.S. Xpress assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

If the proposed transaction is consummated, U.S. Xpress’ stockholders (other than the rollover holders) will cease to have any equity interest in U.S. Xpress and will have no right to participate in its earnings and future growth.

(1) Non-GAAP Financial Measures

This press release includes statement’s regarding Knight-Swift management’s general expectations for Knight-Swift’s future adjusted earnings per share, adjusted operating ratio, and return on invested capital, which are non-GAAP financial measures. Knight-Swift management believes that its general expectations regarding these non-GAAP financial measures are useful to analysts and investors. Knight-Swift is unable to provide without unreasonable effort a reconciliation to GAAP of its general expectations with respect to these forward-looking non-GAAP measures because it is not possible to predict with a reasonable degree of certainty the information necessary to calculate such measures on a GAAP basis because such information is dependent on future events that may be outside of Knight-Swift’s control. The unavailable information could have a significant impact on Knight-Swift’s GAAP financial results.

Adjusted earnings per share is defined as earnings per diluted shares net of amortization of intangibles, impairments, legal accruals, and transaction fees.

Adjusted operating ratio is defined as operating expenses, net of fuel surcharge, amortization of intangibles, impairments, legal accruals, and transaction fees, expressed as a percentage of revenue, excluding fuel surcharge.

Return on invested capital is defined as NOPAT/Invested Capital. NOPAT is defined as adjusted operating income multiplied by an assumed effective income tax rate for financial reporting purposes of 25%. Adjusted operating income is defined as total revenue less fuel surcharge revenue, less operating expenses, net of net of fuel surcharge, amortization of intangibles, impairments, legal accruals, and transaction fees. Invested capital is defined as the cash paid for the equity of U.S. Xpress (including the rollover shares) plus transaction expenses, plus the long-term debt, finance leases, and operating lease right-of-use liabilities assumed in the transaction, net of cash acquired.